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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                September 8, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ---------------------------------
Name Stuart MacKenzie
Title: General Counsel

Date: 8 September 2006

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(LIHIR GOLD LIMITED LOGO)

Lihir Gold Limited                      Level 9, AAMI Building, 500 Queen Street
                                                     Brisbane QLD 4000 Australia
                                      (GPO Box 905, Brisbane QLD 4001 Australia)

                                                                tel 07 3318 3300
Incorporated in Papua New Guinea                                fax 07 3318 9203
ARBN 069 803 998                                                www.lihir.com.pg

31 August 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir/Madam

LIHIR GOLD LIMITED - HALF-YEAR REPORT

We refer to the Half-Year Report (including Appendix 4D) lodged by the Company on 31 July 2006 and attach the following documents:

     1.   Half-year directors' report;

     2.   Half-year directors' declaration; and

     3.   Independent review report prepared by PricewaterhouseCoopers.

Yours sincerely


/s/ Arthur Hood
-------------------------------------
Arthur Hood
Managing Director and Chief Executive Officer

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                            (LIHIR GOLD LIMITED LOGO)

                               LIHIR GOLD LIMITED
                               (ARBN 069 803 998)
                           AND ITS CONTROLLED ENTITIES

             DIRECTORS' REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2006

The directors submit their report for Lihir Gold Limited and the entities controlled by it for the six months ended 30 June 2006 (referred to as "the half-year").

DIRECTORS

The names of the directors in office at any time during or since the end of the half-year are:

     Dr Ross Garnaut (Chairman)
     Mr Arthur Hood (Managing Director and Chief Executive Officer) Mr John O'Reilly
     Mr Geoff Loudon
     Dr Peter Cassidy
     Mrs Winifred Kamit
     Mr Bruce Brook

Each was a director during the whole of the half-year.

REVIEW OF OPERATIONS FOR THE HALF-YEAR

     FINANCIAL PERFORMANCE

     The Company experienced a record first half profit of $23.1 million, up from a loss of $20.8 million for the corresponding half in 2005.

     Operating cashflow was $44.5 million, up from negative $42.6 million for the first half of 2005.

     Revenues increased 117% to $149.1 million.

     Average gold price received increased 45% to $519 per ounce.

     The hedge book was reduced by 70,000 ounces.

     All currency references in this directors' report are in US dollars unless otherwise specified.

     OPERATING HIGHLIGHTS

     Gold production for the half-year totalled 297,000 ounces, which was 29% higher than for the corresponding half in 2005.

     The average mill feed gold grade in the half-year was 5.17 g/t.

Lihir Gold Limited Half-year directors' report

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     Material movements in the half-year were up 27% to 24.8 million tonnes.

     Ore processed during the half-year was 1.95 million tonnes (up 5% on the prior corresponding period).

     Construction of flotation circuit and geothermal power plant expansion are proceeding to schedule.

     Approval was granted to commence accumulating and selling carbon credits.

Additional information is available in the Half-Year Financial Report (including additional Appendix 4D disclosures) lodged with Australian Stock Exchange Limited on 31 July 2006.

AUDITOR'S DECLARATION

A copy of the independent review report to the directors of Lihir Gold Limited prepared by PricewaterhouseCoopers is attached.

Signed in accordance with a resolution of the Board of Directors.


/s/ Arthur Hood
-------------------------------------
Arthur Hood
Managing Director

Brisbane, 30 August 2006

Lihir Gold Limited Half-year directors' report

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                            (LIHIR GOLD LIMITED LOGO)

                               LIHIR GOLD LIMITED
                               (ARBN 069 803 998)
                           AND ITS CONTROLLED ENTITIES

                             DIRECTORS' DECLARATION

The directors of Lihir Gold Limited (the "Company") declare that, in their opinion:

(a) the financial statements and the notes of the Company and the Group lodged with the ASX on 31 July 2006:

     (i) comply with International Financial Reporting Standards in all material respects;

     (ii) give a true and fair view, in all material respects, of the financial position and performance of the Company and the Group; and

     (iii) are in accordance with the Companies Act 1997 of Papua New Guinea;
          and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.


/s/ Arthur Hood
-------------------------------------
Arthur Hood
Managing Director

Brisbane, 30 August 2006


Lihir Gold Limited Half-year directors' declaration                  Page 1 of 1
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(PRICEWATERHOUSECOOPERS LOGO)

                                                        PRICEWATERHOUSECOOPERS
                                                        6th Floor Credit House
                                                        Cuthbertson Street
                                                        PO BOX 484
                                                        PORT MORESBY
                                                        PAPUA NEW GUINEA
                                                        Website: www.pwc.com.pg
                                                        Telephone (675) 321 1500
                                                        Facsimile (675) 321 1428

INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF LIHIR GOLD LIMITED

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the consolidated financial report of Lihir Gold Limited and its controlled entities, comprising the condensed balance sheet, condensed profit and loss statement and condensed statement of cash flows included on pages 8 to 11 in the attached Appendix 4D of the Australian Stock Exchange (ASX) Listing Rules, is not presented:

- so as to give a true and fair view of the Company's state of affairs as at 30 June 2006 and its results and cash flows for the half-year then ended; and

-    in accordance with International Financial Reporting Standard IAS 34:
     Interim Financial Reporting, and other generally accepted accounting practices in Papua New Guinea and the requirements of the Listing Rules of the Australian Stock Exchange Limited.

SCOPE AND SUMMARY OF OUR ROLE

THE FINANCIAL REPORT AND DIRECTORS RESPONSIBILITY

The financial report comprises the condensed balance sheet, condensed profit and loss statement and condensed statement of cash flows for Lihir Gold Limited and its controlled entities ("the Company"), for the half year ended 30 June 2006.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the PNG Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

THE AUDITOR'S ROLE AND WORK

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the ASX. Our role was to conduct the review in accordance with International Standards on Auditing ISA 910 applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

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(PRICEWATERHOUSECOOPERS LOGO)

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with International Financial Reporting Standard IAS34: Interim Financial Reporting, other generally accepted accounting practices in Papua New Guinea, and ASX Listing Rules relating to half yearly financial reports which is consistent with our understanding of the Company's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of Company personnel of certain internal controls, transactions and individual items, and

-    analytical procedures applied to financial data.

We read the other information published with the half year financial report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

INDEPENDENCE

In conducting our review, we followed applicable independence requirements of The Papua New Guinea Institute of Accountants and the Papua New Guinea Companies Act 1997.


/s/ PricewaterhouseCoopers
-------------------------------------
PricewaterhouseCoopers


By: /s/ SJD Humphries
    ---------------------------------
    SJD Humphries
    Partner

Port Moresby, Papua New Guinea
25 July 2006